A Brand like a Friend

04046877

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2004
WASH, D.C. 213 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

SUPPL

Datum
2004-11-23

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Henkel and Clorox successfully close transaction".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

PROCESSED
DEC 2 9 2004
THOMSON FINANCIAL

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 183-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

VCmail
23.11.2004 07:42
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press release "Henkel and Clorox successfully close transaction"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel and Clorox successfully close transaction", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel and Clorox successfully close transaction

Düsseldorf/Oakland – The agreement signed by Henkel KGaA, Düsseldorf, Germany, and The Clorox Company, Oakland, California, USA, on October 6, 2004, pursuant to which Henkel exchanges its entire 28.8 percent stake in Clorox (approximately 61.4 million shares) for a newly formed subsidiary of Clorox that will hold a portfolio of operating businesses, including Soft Scrub and the Insecticides businesses Combat, Home Mat and Home Keeper, plus Clorox's 20 % participation in Henkel Ibérica and approximately 2.1 billion USD in cash, was successfully closed on November 22.

"The acquired home care and insecticides businesses are an ideal complement to

our existing Dial product portfolio", says Ulrich Lehner, Chairman of the Management Board of Henkel KGaA.

The transaction value amounts to 2.839 billion USD, or 46.25 USD per Clorox share. Henkel expects the exchange to qualify as a tax-free exchange under the Internal Revenue Code in the US.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

November 23, 2004

Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com